UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Nelnet, Inc.

(Name of Issuer)

Common Stock, Class A, Par Value $0.01 per Share

(Title of Class of Securities)

64031N108

(CUSIP Number)

Adam K. Peterson

1601 Dodge Street, Suite 3300

Omaha, NE 68102

(402) 509-8456

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

03/17/2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. [64031N108]	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Adam K. Peterson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS(see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,900,356
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 1,900,356
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,900,356
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.01%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. [64031N108]	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Magnolia Capital Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS(see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,900,000
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 1,900,000
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,900,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.01%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. [64031N108]	13D	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Magnolia Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS(see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF OMAHA, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,900,000
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 1,900,000
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,900,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.01%
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. [64031N108]	13D	Page 5 of 7 Pages

Item 1.  Security and Issuer.

 This statement on Schedule 13D relates to shares of Class A common stock, par value $0.01 per share (the “Common Stock”) of Nelnet, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is 121 South 13th Street, Suite 100, Lincoln, NE.

Item 2.  Identity and Background.

(a)-(c) This Schedule 13D is being jointly filed by Adam K. Peterson, Magnolia Capital Fund, LP (“MCF”), and The Magnolia Group, LLC (“TMG”), a registered investment adviser, (each a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to shares of Common Stock, owned directly by MCF and certain shares* of phantom stock held directly by Mr. Peterson.

TMG is the general partner of MCF. Mr. Peterson is the managing member of TMG. TMG and Mr. Peterson may each exercise voting and dispositive power over the Common Stock held by MCF and, as a result, may be deemed to be indirect beneficial owners of shares of Common Stock held by MCF. TMG and Mr. Peterson disclaim beneficial ownership of the Common Stock.

The principal business address of each of the Reporting Persons is 1601 Dodge Street, Suite 3300 Omaha, Nebraska 68102.

(d) During the past five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none the of Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) MCF is a Delaware limited partnership. TMG is an Oklahoma limited liability company and registered investment adviser. Mr. Peterson is a U.S. citizen.

Item 3.  Source or Amount of Funds or Other Consideration.

The source and consideration for the Common Stock beneficially owned by the Reporting Persons, as described in this Schedule 13D, are as follows:

(1)	MCF directly holds 1,900,000 shares of Common Stock. Its cost basis in these assets is $108,560,670. Consideration for these assets came from the working capital of MCF.

(2)	Adam K. Peterson directly holds 356 shares of phantom stock. The phantom stock held directly were originally granted to Mr. Peterson effective as of March 17, 2022 at a cost basis of $0.00.

Item 4.  Purpose of Transaction.

This Schedule 13D amendment is being filed to report that, effective March 17, 2022, Adam K. Peterson was appointed to the Board of Directors of the Issuer and received 356 shares of phantom stock. The shares of phantom stock were granted pursuant to the issuer's Directors Stock Compensation Plan. They will become payable in shares of Class A Common Stock at the time of termination of the reporting person's service as a member of the issuer's Board of Directors. The shares will be payable in a lump sum at the time of termination of the reporting person's service as a member of the issuer's Board, or in up to five annual installments, commencing at the time of termination of the reporting person's service on the issuer's Board, as elected by the reporting person.

The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business. All purchases of the Common Stock were based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Given the Reporting Persons’ ownership percentage of, and Mr. Peterson’s role with, the Issuer, the Reporting Persons holding of the Common Stock may have the purpose or effect of controlling the Issuer.

Although Reporting Persons have no specific plan or proposal to acquire additional Common Stock or dispose of the Common Stock, Reporting Persons at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations.

CUSIP No. [64031N108]	13D	Page 6 of 7 Pages

Adam K. Peterson is on the Board of Directors of the Issuer. As a result, the Reporting Persons will, in the ordinary course, engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer, other members of the board of directors of the Issuer, and other representatives of the Issuer regarding the Issuer.

The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

(a)	Currently, the Reporting persons beneficially own 1,900,000 shares of Class A common stock and 356 shares of phantom stock.

Based on the foregoing:

Mr. Peterson may be deemed the beneficial owner of 1,900,000 shares of Common Stock held for the accounts of TMG and MCF and of the 356 shares of phantom stock he holds.

TMG may be deemed the beneficial owner of 1,900,000 shares of Common Stock held for the accounts of the MCF.

MCF may be deemed the beneficial owner of 1,900,000 shares of Common Stock that it holds.

The Issuer’s 10-K, filed on February 28, 2022, listed 27,101,036 shares of the Issuer’s Class A common stock outstanding. The shares beneficially owned in total represent approximately 7.01% of the Common Stock.

(b) The information set forth in Rows 5 through 11 of the cover page for each Reporting Person is hereby incorporated by reference into this Item 5(b) for each such Reporting Person.

(c) In the past 60 days, the following transactions were effected by the Reporting Persons:

Effective March 17, 2022, Adam K. Peterson received 356 shares of phantom stock, as described in Item 4. No purchase price was paid in connection with the transaction. The transaction was effected through Mr. Peterson’s account.

(d) Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each of the Reporting Persons.

(e) This item is not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The powers of disposition and voting of the shares held for MCF are held pursuant to a limited partnership agreement entered into between MCF and TMG. As described above in Item 2, Mr. Peterson is the managing member of TMG.

Item 7.  Material to Be Filed as Exhibits.

The following documents are filed as Exhibits to this statement.

Exhibit A – Joint Filing Agreement

CUSIP No. [64031N108]	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Adam K. Peterson
By: /s/ Adam K. Peterson
Name: Adam K. Peterson
Date: March 21, 2022

Magnolia Capital Fund, LP
By: The Magnolia Group, LLC, General Partner
By: /s/ Adam K. Peterson
Name: Adam K. Peterson
Title: Manager
Date: March 21, 2022

The Magnolia Group, LLC
By: The Magnolia Group, LLC
By: /s/ Adam K. Peterson
Name: Adam K. Peterson
Title: Manager
Date: March 21, 2022

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange act of 1934, the undersigned agree, as of March 21, 2022, that only one statement containing the information required by Schedule 13D, and each amendment thereto, need to be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Boston Omaha Corporation, and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

Dated:	March 21, 2022

By:	/s/ Adam K. Peterson
Adam K. Peterson

Magnolia Capital Fund, LP

By:	The Magnolia Group, LLC, General Partner

By:	/s/ Adam K. Peterson
Adam K. Peterson, Manager

The Magnolia Group, LLC

By:	/s/ Adam K. Peterson
Adam K. Peterson, Manager